Exhibit 99.1

Azure Roof Power to Electrify Government of India Buildings across 10 States

•	50 MW allocation to Azure Power is the largest solar rooftop allocation done by Solar Energy Corporation of India (SECI) to supply power to Government buildings, approximately 14% of the total allocated capacity of 360 MW announced

New Delhi, September 15, 2017: Azure Power (NYSE: AZRE), a leading solar power producer in India, announced that it has won a 50 MW solar project in an auction conducted by Solar Energy Corporation of India (SECI), a company of the Ministry of New and Renewable Energy, Government of India. This 50 MW allocation is the largest rooftop allocation done by SECI to a solar power developer, approximately 14% of the total allocated capacity of 360 MW announced. Azure Roof Power will provide power for 25 years to various Government of India buildings across states and union territories of Chandigarh, Chhattisgarh, Delhi, Haryana, Kerala, Odisha, Punjab, Rajasthan, Uttar Pradesh and West Bengal. The power will be sold at a tariff range of INR 3.19 - 3.97 (US$0.05 - 0.06) /kWh based on location. In addition, Azure Power qualifies for a capital incentive from SECI, which is expected to result in a weighted average levelized tariff of INR 4.65 (~US $0.07) /kWh.

Azure Roof Power offers superior rooftop solar power solutions for commercial, industrial, government, and institutional customers in cities across India to lower their energy bill and meet their greenhouse gas (GHG) emission reduction targets. With over 150 MWs of high quality, operating and committed solar assets across 19 states, Azure Roof Power has one of the largest rooftop portfolios in the country. Azure Roof Power has a well-diversified customer base with majority portfolio contracted with Government of India backed entities. Azure Roof Power customers include large commercial real estate companies, a leading global chain of premium hotels, distribution companies in smart cities, warehouses, Delhi Metro Rail Corporation, Indian Railways, Delhi water utility company and various Government of India Ministries.

Commenting on the occasion, Mr. Inderpreet Wadhwa, Founder, Chairman and Chief Executive Officer, Azure Power said, “Azure Roof Power offers tremendous value to our customers across various segments. We are pleased to announce our latest win with Solar Energy Corporation of India to electrify Government of India buildings across 10 states. With this win, we have once again demonstrated our strong project development capabilities and are delighted to make this contribution towards realization of our Hon’ble Prime Minister’s commitment towards clean and green energy, through solar power generation.”

About Azure Power

Azure Power (NYSE: AZRE) is a leading solar power producer in India with a portfolio of over 1,000 MWs across 22 states/union territories. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power provides low-cost and reliable solar power solutions to customers throughout India. It has developed, constructed and operated solar projects of varying sizes, from utility scale to rooftop, since its inception in 2008. Highlights include the construction of India’s first private utility scale solar PV power plant in 2009 and the implementation of the first MW scale rooftop project under the smart city initiative in 2013.

For more information, visit: www.azurepower.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Investor Relations, Azure Power

Media Contact

Samitla Subba

pr@azurepower.com

+91-11- 4940 9854

Marketing, Azure Power